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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON. D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                  COMMISSION FILE NUMBER 0-26096

(CHECK ONE)

(  ) FORM 10-K AND FORM 10-KSB   (  ) FORM 11-K

(  ) FORM 20-F (X) FORM 10-Q AND FORM 10-QSB   (  ) FORM N-SAR

FOR PERIOD ENDED - JUNE 30, 2004

                         PART 1 - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT:                             THE UNIMARK GROUP, INC.

FORMER NAME IF APPLICABLE:                           N/A

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:               124 MCMAKIN ROAD

CITY, STATE AND ZIP CODE:                            BARTONVILLE, TEXAS  76226

                        PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(X)     (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( )     (b)    The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

( )     (c)    The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-SQB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

                                                 SEE ATTACHMENT A

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         David E. Ziegler       (817)                     491-2992
         ----------------       -----                     --------

             (Name)          (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-SQB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.


                                                                  ( ) Yes (X) No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  ( ) Yes ( ) No

                                                 SEE ATTACHMENT A

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             The UniMark Group, Inc.

                  (Name or Registrant as Specified in Charter)

         Has caused this notification to be signed on behalf by the undersigned thereunto duly authorized.

Date: August 17, 2004                       By:    /s/ David E. Ziegler

                                            Name:  David E. Ziegler
                                            Title: Chief Financial Officer

                                    ATTENTION

International misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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                                 ATTACHMENT "A"
                                 TO FORM 12b-25

The UniMark Group, Inc. (the "Company") hereby seeks relief pursuant to Rule 12b-25(b) of the filing deadline for its Form 10-Q for the quarterly period ended June 30, 2004 and requests an extension of its filing deadline. The annual audit of the Company's consolidated financial statements for its fiscal year ended December 31, 2002 by its independent public accountants was finalized on July 25, 2003 and the Company filed its annual Report on Form 10-K for its fiscal year ended December 31, 2002 on August 12, 2003. On December 5, 2003, the Company filed its Form 10-Q for the quarterly period ended March 31, 2003, on March 8, 2004, filed its Form 10-Q for the quarterly period ended June 30, 2003 and on August 123, 2004 filed its Form 10-Q for the quarterly period ended September 30, 2003. The Company is currently working on finalizing its Form 10-K for its fiscal year ended December 31, 2003, and then will work on finalizing its Form 10-Q's for the quarterly periods ended March 31, 2004 and June 30, 2004.

The Company's independent public accountants have also informed the Company that they will be unable to complete their audit review work within the prescribed extension period.

As a result of the Company's Form 10-Q being incomplete at this time, the Company is unable to reasonably estimate the results of operations for the quarterly period ended June 30, 2004 to determine if any significant changes have occurred in its results of operations from the corresponding period in its last fiscal year. Loss from operations for the three and six months ended June 30, 2003 amounted to $(807,000) and $(712,000), respectively.


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The information above contains certain statements that are 'forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "estimates", "will", "should", "plans", or "anticipates" or the negative thereof, or other variations thereon, or comparable terminology, or by discussions of strategy. Although the Company estimates that it will report a net loss based upon the financial information available to it, there can be no assurances that accounting adjustments for valuation allowances for receivables, inventory, deposits or plant and equipment, impairment of long-lived assets, foreign taxes or currency translation losses would adversely impact the Company's current estimate.